UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
Emulex Corporation
(Name of Subject Company (Issuer))
Broadcom Corporation
(Name of Filing Persons (Offerors))
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Arthur Chong, Esq.
Senior Vice President, General Counsel and Secretary
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
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Notices and Communications on Behalf of Filing Persons)
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Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
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The following is a transcript of certain portions of Broadcom’s earnings conference call conducted on April 21, 2009. These excerpted portions of the earnings call relate to Broadcom’s proposed acquisition of Emulex Corporation. The earnings call was made available for replay on Broadcom’s website at http://www.broadcom.com/investors on April 21, 2009.
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Scott McGregor — Broadcom Corporation — President and CEO
Thank you, Eric. I would now like to highlight some key points in our proposal to acquire Emulex. As many of you know, Broadcom has proposed to acquire all of the outstanding shares of Emulex common stock for $9.25 per share payable in cash. I think it is important to highlight that this proposal is not subject to any financing conditions and provides significant immediate value for shareholders as it offers considerable premiums to current and historical valuations, specifically a 40% premium over Emulex’s closing price yesterday, April 20, a 62% premium over the last 30 days average trading price, and an approximate 85% premium over their enterprise value.
Financially this transaction is beneficial to Broadcom as it is immediately accretive to both margin EPS upon close. Please note that in my previous statement EPS does not include any purchase accounting related adjustments and fair value measurements.
From a technology standpoint, this is an important transaction because it accelerates the time to market for next-generation converged networking solutions and provides significant benefits to customers, the industry, and employees.
From a customer and industry standpoint, this deal would combine Broadcom’s expertise in Ethernet and fabless System-on-a-Chip or SoC development with Emulex’s similarly impressive expertise and leadership in Fibre Channel storage networking. This is important because we believe customers’ desire for system consolidation is driving a greater and greater need for converged networking solutions, where multiple traffic types such as network storage and clustering are all carried over a single network infrastructure.
We believe the combination of Broadcom and Emulex will enable our combined Company to accelerate the development and adoption of the converged networking solutions that represents the future and ensure that we meet the needs of our customers in the rapidly evolving data center and networking space.

In joining Broadcom, Emulex employees would be able to take part in this exciting industry transition with a Fortune 500 leader in technology execution and conversions that is just a few miles away.
In closing, we look forward to hearing from the Board of Directors of Emulex regarding our proposal. Our preference would be to engage with the Company directly. We are confident if we were given the opportunity to engage directly with Emulex, we will be able to negotiate a mutually acceptable merger agreement and close in a timely manner.
Finally as many of you know, Broadcom has a rich and successful history integrating approximately 40 acquisitions over the last 15 years with a large number of employees from those transactions still with us today. As such, we are confident we have the skills and resources to integrate this transaction quickly and effectively.
That concludes our prepared comments and now we are ready for your questions. Lorraine, may we have the first question, please?
* *  *

Tim Luke — Barclays Capital — Analyst
A question for Scott. Just if you could provide a little bit of the context on the Emulex proposal, it looks from your letter to them that you initially approached them in December and they weren’t particularly receptive and you alluded to their poison pill provision. Can you talk about the context as you move into this transaction and how you perceived response to date?
And separately, I just want to go back to the gross margin side. It sounded like you were saying there were some issues associated with inventory and some mix issues but should we continue to model a longer-term 50% gross margin or how should we be thinking about that? Thank you.

Scott McGregor — Broadcom Corporation — President and CEO
I will turn the gross margin over to Eric. But first, let me comment on your first question. We did approach Emulex in December and frankly we were disappointed that they weren’t interested in talking with us and basically just summarily said the Company isn’t for sale.
And as a potential acquirer, that was obviously disappointing. We believe that there is a very compelling value in putting the two companies together. When we look across the server space at what are trends that are going to drive that business going forward, we see that customers are very interested in finding ways to bring together Ethernet and Fibre Channel solutions. And so we believe it’s a great opportunity to put those technologies together, offer customers a smooth migration to the Fibre Channel over Ethernet technology and it enables Broadcom going forward to offer a complete set of technology for those customers. Let me turn the other question over to Eric.
* *  *

Jim Schneider — Goldman Sachs — Analyst
I understand. Then I guess my second one would be maybe, Scott, I think you talked about some of the very strategic reasons why you are interested in Emulex. But could you talk a little bit more about some of the specific assets there and what was most attractive to you? Was it the Fibre Channel, software stack or was it the converged network adapters? What was it exactly that in terms of assets that made you interested in that?

Scott McGregor — Broadcom Corporation — President and CEO

There’s a variety of assets in the company. There’s certainly a very robust and hardened software stack that takes a fair amount of time to do. We can certainly do it, but working with Emulex gives us one that is already proven and it has a high degree of customer acceptance today. Certainly their adapters are well entrenched in the market. One of the things I like is their relationship with customers and also their distributor channel. They have a large distributor channel and one of the potentials for us at Broadcom is that well maybe some of our other Broadcom products would be appropriate to a VAR channel as well.
And so it gives us an opportunity in the future to look for expanding existing products into new customers through some new opportunities. So it is a variety of things. It’s technology, both hardware and software. It’s a talented team of customers and channel. Together, it’s a good package and I think putting the companies together will allow us to really take advantage of the strength of both companies and create a lot of value going forward for both sets of shareholders and the customers, both of our customers today.
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Ruben Roy — Pacific Crest Securities — Analyst
Thank you. Scott, you touched on this but I was wondering, you said you could potentially build Fibre Channel products in-house. I know that Broadcom has been hiring engineers with Fibre Channel experience over the past year. Just wondering kind of what drove the buy — potentially buy Emulex at this point versus build it in-house. Was it something your customers were pushing you to do? And specifically, I was wondering if Cisco’s entrance recently into the service market is accelerating and how you are looking at the transition of Fibre Channel over Ethernet. Thank you.

Scott McGregor — Broadcom Corporation — President and CEO
Certainly customers have motivated us in this space. They certainly would like to see expertise on Ethernet and Fibre Channel from the same supplier. One of the challenges I think customers face is that today in the market there are people who are really good at Fibre Channel and there are people who are really good at Ethernet and no one who is good at both. So this will create Broadcom to be the one supplier that can provide a comprehensive set of products and help customers who deploy Fibre Channel or deploy Ethernet or want to go to the future hybrid Fibre Channel over Ethernet.
So that is — we think something that offers a great opportunity for our customers. In terms of why this, why now, we look across all the different opportunities for Broadcom. We focus on opportunities in the hand looking at wireless and portable technologies. We focus on opportunities in the living room and you see a lot of the broadband efforts we do there. We also believe and are very positive about infrastructure, the enterprise networking space. We believe that’s a great opportunity — continue to be a good opportunity going forward. And this is a way to strengthen our portfolio in that space.
So a combination of those things, thinking about it from an overall portfolio point of view, we believe this is both an attractive acquisition for Broadcom from a portfolio point of view but also very attractive for our customers.

Mark McKechnie — Broadpoint Securities — Analyst
Great, thanks. On Emulex, it does sound like they are fighting the takeover a little bit, not quite sure why they are not seeing the same synergies. But I would appreciate if you could try to articulate how hard do you fight here to get this with the Broadcom assets. And the price, I guess I’m starting to hear the synergies, but can you kind of help articulate how it’s super important strategically or is this just a [night] to enter the P&L or how you look at that? Thanks.

Scott McGregor — Broadcom Corporation — President and CEO

First of all, I wouldn’t characterize it as a fight. I mean we made an initial entry into Emulex and we asked their chairman whether they would be open to discussions and they basically said, no, the company isn’t for sale. That was the end of the discussion until today, so I wouldn’t characterize it as a fight. We have amicable personal relationships between the companies and though we have every reason to hope that this isn’t a fight at all, that this will be something we can work out together and we very much await hearing from the Board of Directors of Emulex on this proposal. And hope to be able to engage with them shortly.
In terms of strategic value, we see of the enterprise and server space as a very important area. Infrastructure really is the plumbing that makes all the rest of these things we know and love work. I mean we love how our connected living room connects to the Internet and we love the ability to get email and surf the web and make phone calls on our new phones. But we have to remember that it’s the infrastructure that really enables that and Broadcom is the largest player in the infrastructure space.
We believe that as video and 3G and 4G and as your living room sort of wakes up, talks to not only all the different devices there but starts talking across the Internet that that’s going to drive a lot of bandwidth across infrastructure. And so for us we look at what are the things in infrastructure that are going to benefit from this?
Certainly storage and the whole how do you access data and devices is very important. And Fibre Channel is a very important play in that today in the enterprise space. And certainly the large server farms that we have out there, we see the whole trend towards increased bandwidth on the infrastructure side as something that will play very well with our ability to expand Broadcom’s footprint from just Ethernet, which we have today into Ethernet and Fibre Channel, broadening our storage opportunities and providing that complete solution to customers.
So it is very synergistic to what we do. It is a logical add-on. It is absolutely strategic for us in the sense that it expands our footprint and infrastructure, which we believe in very strongly going forward.
* *  *

Mahesh Sanganeria — RBC Capital Markets — Analyst
Just some more on Emulex acquisition, it looks like you are making several exceptions in this case. You usually acquire smaller companies and this time, you are going towards a much bigger company. And Emulex is more a systems company rather than chip company. That would suggest you must be really, really convinced that this is a strategically the best way to go. And so if you can give us a little bit more color on that and what options, other options have you looked at the QLogic and why did you choose Emulex over QLogic?
And one more thing I want to figure out also in terms of your portfolio management, it looks like enterprise networking has been lower than what it has as a percent of the revenue and could it be that you are trying to get your gross margins back up by basically matching all three segments so that you can get the gross margin back to 50% plus?

Scott McGregor — Broadcom Corporation — President and CEO
So you asked a lot of questions in there, but I think they are really good ones so let me hit as many of them as I can. This is definitely an atypical acquisition for Broadcom. It is our first public company and so as such, it had to pass maybe a higher bar than normal for it to (inaudible) a good fit and is it financially attractive? So those are very important things for us.
When we look at companies for acquisitions, we look at a number of different areas. We look at strategic fit. It’s a good strategic fit. It allows us to participate in the architectural transition to Fibre Channel over Ethernet and it creates a broad server product line and best in class networking solutions for us. We also look is the team Broadcom quality? We look at competitive advantage. We look at potential synergies. Financial criteria, does it enhance revenue growth for us? Does it have the opportunity to increase gross margins?

And yes, in this case it does increase gross margins. Some people ask us, well, why would you be interested in a company that has a substantial board business? A lot of people are allergic to board businesses because they think of them as a low margin, but Emulex has done a great job creating a very high margin, high-value board business that consolidates a lot of technologies ranging from the chips themselves to the complete solution.
We look at valuation obviously. We look at risks and we look at accretion dilution. This is an accretive investment for us so we believe financially it’s very attractive.
So you asked another question of why Emulex? There were other opportunities. Let me answer that sort of in four or five different areas. Principle technology, Broadcom focuses on Ethernet to date. We certainly have some Fibre Channel investments we have made, but certainly not to the depth of Emulex. Emulex has very, very strong Fibre Channel resources and combining the two we think creates really good complementary technologies.
If you look at product lines, Broadcom has switches, controllers, processes — processors and Fis. Emulex has a Host Bus Adapters, embedded Fibre Channel switches and bridges and whatnot. The combination of those again very complementary going forward. We look at our primary customers in this space and they are customers like Cisco and HP and IBM, Dell, ZT, Huawei, those are some of our key customers in the space. Emulex key customers are HP, IBM, EMC, again a very high overlap and complementary value there.
Another interesting thing is sales channel. We are primarily a direct sales channel. Emulex is both direct but also through distribution. And in particular, they’ve got a very interesting VAR network they’ve created, and we see that as a complementary opportunity. Some of it will be the same in that we already talked to some of the same customers. But again, it also gives us an opportunity to take Emulex technology through the much broader OEM network that we have at Broadcom.
And vice versa, we can take a lot of the Broadcom technology potentially through the VAR channel over the future going forward there. So again, very complementary. We think Emulex fit particularly well in that space, and we see it as a very positive opportunity for us.
* *  *

Gary Mobley — Noble Financial Group — Analyst
I have a couple questions for Scott. Emulex has an ecosystem of various ASICs, and ASSP vendors that help supply for forward and box level solutions. Just wondering if you are successful in acquiring Emulex how that ecosystem is impacted?
And then my second question relates to MoCA. You didn’t mention MoCA in your prepared comments. I’m just curious how do you see your main competitor, MoCA, announce some alliances with different cable MSOs as well as with existing at Verizon. Just wondering if that penetration by that competitor is sort of locking you out for a period of time?
Scott McGregor — Broadcom Corporation — President and CEO
Your first question on the Emulex ecosystem, it’s a little premature for us to have sorted all that out yet. We look forward as we get closer to concluding a transaction we would look into that. I mean, generally I ascribe to the principle if it isn’t broken, don’t fix it. So we certainly wouldn’t go in and dramatically change anything if it is already working well. Obviously over time we would look to improve and optimize and so forth. But again, I wouldn’t expect any fast changes in the ecosystem. It’s working pretty well right now. We think we can improve it over time but we don’t envision radical changes there.
* *  *

Steve Smigie — Raymond James — Analyst

Great, thank you. I was wondering if you could comment on cash management post an Emulex deal. Is there still plenty of cash for potential buybacks, other acquisitions, etc.? Thanks.

Eric Brandt — Broadcom Corporation — SVP and CFO
Yes, absolutely. As you can see, the transaction is in an $800 million range. They have about $300 million in cash, so we anticipate using about $500 million of our net cash off of a balance of nearly $2 billion. That leaves us an extra $1.5 billion plus whatever cash we generate over the course of the year. So this transaction doesn’t substantially change our cash position really at all.

Suji De Silva — Kaufman Brothers — Analyst
Good morning, guys. Two questions, one for Scott and perhaps one for Eric. On Emulex, Scott, I’m just having trouble seeing the revenue synergies one to two years out. Emulex has Fibre Channel assets. And you’ve had your C-NIC vision for a while, Ethernet, Storage over Ethernet. Does Fibre Channel over Ethernet have to kick in for this to work or is there some way that the revenue synergies manifest without that?
The second question is on gross margin. It just sounds like you guys are more excited in the second half about some of the consumer new products into the holiday season. I’m wondering if that’s the case, how gross margin could have sort of an uplift from a mix perspective if that is the case?

Scott McGregor — Broadcom Corporation — President and CEO
I will let Eric speak to the gross margin question, but in terms of Emulex on revenue synergies, we don’t see Fibre Channel as something that happens suddenly. We see that as something that’s going to roll out gradually over the next few years, and so as such, we aren’t expecting or building into our models dramatic revenue synergies. We believe we can optimize the Emulex existing businesses going forward a little bit, see a little bit of opportunity there as we can introduce them to more customers and take advantage of that. Likewise, we do see an opportunity for Broadcom products moving forward with their channels.
But I think the real key thing for the next few years is that this will enable Broadcom to uniquely be able to go to customers and say we can cover you completely in Fibre Channel with the world’s best, most solid, robust technology in Fibre Channel. We are already known for having the best Ethernet technology and together we can create a mixture of those products that satisfy the needs of these enterprise customers where they want a mix and match, maybe migrate slowly or quickly or do whatever — it enables Broadcom to be the supplier that will work with them regardless of what their strategy is and provide all the solutions they need and know that they’ve got compatible products and a solid set of functionality and a robust and reliable system which is absolutely critical to those enterprise clients.
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David Wu — Global Crown Capital — Analyst
Yes, can you help me on two things? Number one is on the gross margin. When these write-offs are excess and obsolete charges you took in Q1 in enterprise area, I assume that if the business comes back those — you recover those charge offs so to speak and you get extra gross margin. Is that some of the push and takes that would help the gross margin in the second half assuming there is some lift in enterprise demand?
The other one I was wondering is for Scott is really if this Emulex decide to stay independent and that really doesn’t amount to anything, what’s your backup plan if you were to do other deals in that areas or do you have a plan that you want to have an offering — and Fibre over Ethernet then, you either do it internally or look at possible deals?
* *  *

Scott McGregor — Broadcom Corporation — President and CEO
On your second question there, you asked about backup plans and stuff like that. Do we have backup plans? Yes, of course we do. Are we open to listening to other deals and opportunities? Of course we are because we are pragmatic business people. On the other hand, let me be very clear. We are very focused and we are very determined on closing this transaction with Emulex and so that is where our focus is.
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Alex Gauna — JMP Securities — Analyst
Thank you, Scott. I’m wondering if you’ve seen in the past when communication semiconductor companies including Broadcom has moved into the storage space, any lessons that can be taken from that that will help you going forward with Emulex, things that you can draw on? I’m also curious, your internal C-NIC and other storage networking convergence efforts, how large are they relative to what you would be bringing on with Emulex?

Scott McGregor — Broadcom Corporation — President and CEO
On your first question, absolutely there are lessons that we learn from doing other things before. Both Eric and I have experienced doing public company acquisitions and you learn a lot about doing those both how you execute the transaction, but more importantly how you execute the integration afterwards. So a lot of lessons learned there.
Also I think Broadcom has looked at many of these areas in the past and we haven’t always seen the right opportunities. But for us, Emulex we believe is a great combination for the principle technology reasons, product lines, primary customers, and sales channel reasons that I mentioned before. So all very positive signs there and I believe the entire Broadcom team will use the depth of its experience both here and elsewhere to make this a very positive transaction.
* * *

Scott McGregor — Broadcom Corporation — President and CEO
The proposed acquisition of Emulex will help Broadcom accelerate our network convergence and it is immediately accretive to gross margin and EPS on a cash basis on conclusion of the transaction.
* * *
     This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Emulex Corporation has commenced at this time. In connection with the proposed transaction, Broadcom may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of Emulex. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the Web site maintained by the SEC at http://www.sec.gov.

     In connection with the proposed transaction, Broadcom may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Emulex. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the Web site maintained by the SEC at http://www.sec.gov.
     Broadcom and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Broadcom’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 30, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement and other relevant materials to be filed with the SEC when they become available.
     All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.
     These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Broadcom will not pursue a transaction with Emulex and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. The forward-looking statements in this release speak only as of this date. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.
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